FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica- 20F hard copies	3

TELEFONICA FILES 2007 ANNUAL REPORT ON FORM 20-F

On 19 May, 2008, Telefónica, S.A. filed its Annual Report on Form 20-F for the year ended December 31, 2007 with the U.S. Securities and Exchange Commission. A copy of the Annual Report on Form 20-F is available on the Company's website at the Shareholders and Investors section:

http://www.telefonica.es/accionistaseinversores/ing/html/financyreg/20f.shtml

Telefónica's shareholders and holders of Telefónica's depositary shares may obtain, free of charge, a printed copy of the Company's complete audited financial statements.

For a copy, requests should be directed to:

Shareholders Office	Investors Relation Department
Ronda de la Comunicación, s/n	Ronda de la Comunicación, s/n
28050 Las Tablas - Madrid -	28050 Las Tablas - Madrid -
SPAIN	SPAIN
Toll free number (calls within Spain):	Tel. +34 91 482 8700
900 111 004	Fax. +34 91 482 8600
Fax: + 334 91 482 7987	Email: ir@telefonica.es
Email: accion.telefonica@telefonica.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 10th, 2008	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors